UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cotelligent, Inc.

(Name of Issuer)

COMMON STOCK PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

221630106

(CUSIP Number)

DECEMBER 4, 2003

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SKIRITAI Capital, LLC 47-086-1757

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power .......................................................................................................................... 0 Shares

		6.	Shared Voting Power ...................................................................................................................... N/A

		7.	Sole Dispositive Power..................................................................................................................... 0 Shares

		8.	Shared Dispositive Power ............................................................................................................... N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person................................................................ 0 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) .................................................................................. zero

12.	Type of Reporting Person (See Instructions) OO

Item 1. Name of Issuer:
(a)	Cotelligent, Inc
(b)	100 Theory Way, Suite 200, Irvine, CA 92612

Item 2. Address of Issuer Principal Executive Offices:
(a)	SKIRITAI Capital
(b)	601 Montgomery St. Suite 1112, San Francisco, CA 94111
(c)	USA
(d)	Common
(e)	221630106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: _______0 Shares________.
(b)	Percent of class: ______________0____________.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0 Shares_.
	(ii)	Shared power to vote or to direct the vote ____0______.
	(iii)	Sole power to dispose or to direct the disposition of ___0 Shares____.
	(iv)	Shared power to dispose or to direct the disposition of ________0________.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2003 Date ________________________________ Signature Russell Silvestri / Managing Director Name/Title